Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2024

The board (the “Board”) of directors (the “Directors”) of Kingsoft Cloud Holdings Limited (the “Company”) is pleased to announce the unaudited interim consolidated results of the Company, its subsidiaries and consolidated affiliated entities (collectively, the “Group”) for the six months ended June 30, 2024 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2023. These unaudited condensed consolidated financial statements for the six months ended June 30, 2024 have been prepared under generally accepted accounting principles in the United States (the “U.S. GAAP”) and reviewed by the audit committee of the Company (the “Audit Committee”).

In this announcement, “we”, “us”, and “our” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL HIGHLIGHTS

	For the six months ended June 30,		Year-on-
	2023	2024	year Change
	RMB’000	RMB’000%
Revenues	3,699,803	3,667,464	-0.9%
Gross profit	400,791	611,600	52.6%
Loss before income taxes	(1,100,722)	(725,814)	-34.1%
Net loss	(1,107,093)	(717,334)	-35.2%
Net loss attributable to Kingsoft Cloud Holdings Limited	(1,106,333)	(712,586)	-35.6%

1

Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In evaluating our business, we have considered and used certain non-GAAP measures, including Non- GAAP gross profit, Non-GAAP gross margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from those used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Adjusted Gross Profit and Adjusted Gross Margin (Non-GAAP Measures)

We define non-GAAP gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define non-GAAP gross margin as non-GAAP gross profit as a percentage of revenues. The following tables reconcile our non-GAAP gross profit for the six months ended June 30, 2023 and 2024 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the six months ended June 30,
	2023	2024	2024
	RMB’000	RMB’000	US$’000
Gross profit	400,791	611,600	84,159
Adjustments:
– Share-based compensation expenses (allocated in cost of revenues)	393	10,890	1,499
Adjusted gross profit (Non-GAAP Financial Measure)	401,184	622,490	85,658

	For the six months ended June 30,
	2023	2024
Gross margin	10.8%	16.7%
Adjusted gross margin (Non-GAAP Financial Measure)	10.8%	17.0%

2

Adjusted Net Loss and Adjusted EBITDA (Non-GAAP Financial Measure)

We define non-GAAP net loss as net loss excluding share-based compensation expenses, foreign exchange loss and impairment of long-lived assets, and we define non-GAAP net loss margin as non-GAAP net loss as a percentage of revenues. We define non-GAAP EBITDA as non-GAAP net loss excluding interest income, interest expense, income tax expense (benefit) and depreciation and amortization, and we define non-GAAP EBITDA margin as non-GAAP EBITDA as a percentage of revenues. The following tables reconcile our non-GAAP net loss (margin) and non-GAAP EBITDA (margin) for the six months ended June 30, 2023 and 2024 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the six months ended June 30,
	2023	2024	2024
	RMB’000	RMB’000	US$’000
Net Loss	(1,107,093)	(717,334)	(98,709)
Adjustments:
– Share-based compensation expenses	43,106	149,244	20,537
– Foreign exchange loss	151,422	49,736	6,843
– Impairment of long-lived assets	185,135	–	–
Adjusted net loss (Non-GAAP Financial Measure)	(727,430)	(518,354)	(71,329)

Adjustments:
– Interest income	(39,636)	(18,315)	(2,520)
– Interest expense	58,234	110,480	15,203
– Income tax expense (benefit)	6,371	(8,480)	(1,167)
– Depreciation and amortization	510,519	528,450	72,717

Adjusted EBITDA (Non-GAAP Financial Measure)	(191,942)	93,781	12,904

– Loss (gain) on disposal of property and equipment	21,672	(23,821)	(3,278)

Excluding loss or gain on disposal of property and equipment, normalized Adjusted EBITDA	(170,270)	69,960	9,626

	For the six months ended June 30,
	2023	2024
Net loss margin	-29.9%	-19.6%
Adjusted net loss margin (Non-GAAP Financial Measure)	-19.7%	-14.1%
Adjusted EBITDA margin (Non-GAAP Financial Measure)	-5.2%	2.6%
Normalized Adjusted EBITDA margin	-4.6%	1.9%

3

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

We uphold the principle of high-quality and sustainable development and “build success based on technology and innovation”. We forge our reputation throughout the entire business process with customer centricity, while enhancing our business and operations management.

During the Reporting Period, total revenues reached RMB3,667.5 million (US$504.7 million). Revenues from public cloud services were RMB2,421.9 million (US$333.3 million) and revenues from enterprise cloud services were RMB1,245.4 million (US$171.4 million). Gross profit was RMB611.6 million (US$84.2 million), increased by 52.6% from RMB400.8 million in the first half of 2023. Gross margin was 16.7%, compared with 10.8% in the same period of 2023. Non-GAAP gross profit was RMB622.5 million (US$85.7 million), increased by 55.2% from RMB401.2 million in the same period of 2023. Non-GAAP gross margin was 17.0%, compared with 10.8% in the same period of 2023. Adjusted EBITDA turned profit and achieved RMB93.8 million (US$12.9 million), significantly improved from RMB-191.9 million in the same period of 2023. Adjusted EBITDA margin was 2.6%, increased by 7.8 percentage points from -5.2% in the same period of 2023.

Products and Industry-Specific Solutions

We provide a full suite of cloud products based on our extensive infrastructure, and are developed based on the same suite of underlying technology capabilities. Our modularized cloud products, including unified IaaS infrastructure, PaaS middleware, SaaS applications, AI capabilities and deployment services, can be utilized to design different solutions to meet various business needs. Our cloud products primarily consist of cloud computing, storage and delivery.

We have designed various industry-specific solutions that can unleash the full potential of our infrastructure resources and add value to our customers. Leveraging our profound industry insights, we have strategically expanded our footprints into selected verticals as an early mover and have established a leading market position through relentless execution. As we continuously serve vertical leaders, our products and solutions continue to iterate and pivot based on customers’ feedback. By partnering with vertical leaders, we have accumulated proprietary industry know-how and formed in-depth view of each selected vertical, which enables us to stay forefront of industry-specific cloud solutions. We have designed industry–specific solutions covering a wide spectrum of industry verticals, including Internet, public service, healthcare, and financial service, among others.

While upholding the principle of “building success based on technology and innovation”, we constantly iterate our products at a fast pace to create a top-notch customer experience with our core products. During the Reporting Period, to enrich our customer application use cases, we completed the upgrade and release of multiple key products, including our core self-developed products, such as elastic computing, network security, cloud native, database, object storage, cloud storage, big data and Galaxy Stack. Among them, Galaxy Stack released its new solutions for dedicated cloud, providing computing intensive, block storage intensive and object storage in- tensive types of solutions. Targeting at different vertical demands, it significantly enhanced the cloud experience for enterprise customers in terms of ease of use and cost efficiency. We also launched new version of cloud server SE9, with improving computing, storage and networking performance.

4

Infrastructure

Our distributed infrastructure is the foundation of our technology. As of June 30, 2024, we owned two data centers and around 100,000 servers primarily throughout China, and achieved exabyte-level storage capacity. We have been investing in our infrastructure to upgrade our computing power and storage capabilities, in order to deliver higher-quality cloud service and enhance the economies of scale. We purchase servers, network equipment and network resources, and lease data centers from industry-leading suppliers to ensure the reliability and availability of our network infrastructure. Our suppliers primarily include Internet Data Center (IDC) operators, telecommunication operators and server providers in China.

During the Reporting Period, we have reaffirmed our original aspiration for sustainable high- quality development strategy and resolutely implemented cost reduction and efficiency initiatives. Adhere to our business plan, we prudently allocate our capital expenditure into strategic areas and focus on improving our efficiencies, and optimize our resources in an effort to improve overall profitability, sustainability and long-term competitive edge.

Research and Development

Developing and strengthening our research and development center in Wuhan (the “Wuhan Research and Development Center”) is our important strategic initiative, which is expected to help us nurture new R&D talent in the medium-to-long run. During the Reporting Period, through voluntary transfer of key staff and local recruitment, our Wuhan team has quickly grown to approximately 600 people (including part-time staff), accounting for more than one-third of our R&D team. 50% of the Wuhan team hold a master’s degree. We also organized “Star Training Camp（星雲訓練營）” at the center to provide aspiring university graduates with a fast track to transit from campus to workplace, and attract talent from Wuhan’s top universities by fostering a sense of belongingness in the firm.

We aim to sustainably enhance our R&D capabilities, injecting momentum into our R&D initiatives and helping cement our industry leadership while maintaining a disciplined R&D budget.

During the Reporting Period, our research and development expenses were RMB435.9 million (US$60.0 million) and our research and development personnel reached 1,186 as of June 30, 2024.

Business Outlook

Looking ahead to the second half of the year, we will continue to promote high-quality and sustainable development by upholding the principle of “building success based on technology and innovation” to solidify our core capabilities, and continuously improve our profitability. Meanwhile, we will continue to focus on the AI sector and enhance our services to our strategic customers within the Xiaomi and Kingsoft Group ecosystems, thereby creating long-term value for our customers, shareholders and employees.

5

MANAGEMENT DISCUSSION AND ANALYSIS

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Revenues:
Public cloud services	2,313,183	2,421,912	333,266
Enterprise cloud services	1,385,152	1,245,400	171,373
Others	1,468	152	21

Total revenues	3,699,803	3,667,464	504,660

Cost of revenues	(3,299,012)	(3,055,864)	(420,501)

Gross profit	400,791	611,600	84,159
Operating expenses:
Selling and marketing expenses	(217,306)	(242,460)	(33,364)
General and administrative expenses	(550,042)	(484,944)	(66,731)
Research and development expenses	(409,290)	(435,922)	(59,985)
Impairment of long-lived assets	(185,135)	–	–

Total operating expenses	(1,361,773)	(1,163,326)	(160,080)

Operating loss	(960,982)	(551,726)	(75,921)
Interest income	39,636	18,315	2,520
Interest expense	(58,234)	(110,480)	(15,203)
Foreign exchange loss	(151,422)	(49,736)	(6,843)
Other loss, net	(19,787)	(16,036)	(2,207)
Other income (expense), net	50,067	(16,151)	(2,222)

Loss before income taxes	(1,100,722)	(725,814)	(99,876)
Income tax (expense) benefit	(6,371)	8,480	1,167

Net loss	(1,107,093)	(717,334)	(98,709)
Less: net loss attributable to non-controlling interests	(760)	(4,748)	(653)

Net loss attributable to Kingsoft Cloud Holdings Limited	(1,106,333)	(712,586)	(98,056)

6

Total Revenues reached RMB3,667.5 million (US$504.7 million), representing a decrease of 0.9% from RMB3,699.8 million in the same period of 2023. The decrease was mainly due to our proactive scale-down of services for content delivery network (CDN) customers, and was offset by the strong revenue growth of AI-related customers.

•	Revenues from public cloud services increased by 4.7% to RMB2,421.9 million (US$333.3 million), compared with RMB2,313.2 million in the same period of 2023. The year-over-year increase was mainly due to the growth of AI-related services.

•	Revenues from enterprise cloud services were RMB1,245.4 million (US$171.4 million), representing a decrease of 10.1% from RMB1,385.2 million in the same period of 2023. The year-over-year decrease was mainly driven by our focus on selected verticals and high-quality projects.

•	Other revenues were RMB0.2 million (US$0.02 million), compared with RMB1.4 million in the same period of 2023.

Cost of revenues were RMB3,055.9 million (US$420.5 million), representing a decrease of 7.4% from RMB3,299.0 million in the same period of 2023. We continue to enhance our cost control measures. IDC costs decreased significantly by 13.6% year-over-year from RMB1,733.2 million to RMB1,496.8 million (US$206.0 million) in the first half of 2024. The decrease was mainly due to our proactive scale-down of CDN services and our strict cost control. Depreciation and amortization costs increased by 5.3% from RMB426.7 million to RMB449.5 million (US$61.8 million) in the first half of 2024. The increase was mainly due to the procurement of new servers to support AI-related services. Solution development and services costs increased by 6.9% from RMB876.5 million to RMB937.1 million (US$128.9 million) in the first half of 2024. Fulfilment costs and other costs were RMB73.8 million (US$10.2 million) and RMB98.8 million (US$13.6 million), respectively in the first half of 2024.

Gross profit was RMB611.6 million (US$84.2 million), representing a significant increase of 52.6% from RMB400.8 million of the same period of 2023. Gross margin was 16.7%, compared with 10.8% in the same period of 2023. Non-GAAP gross profit was RMB622.5 million (US$85.7 million), compared with RMB401.2 million in the same period of 2023. Non-GAAP gross margin was 17.0%, compared with 10.8% in the same period of 2023. The significant improvement in our gross profit and gross margin was mainly due to our strategic adjustments of revenue mix, AI-related revenue growth, optimized enterprise cloud project selections and efficient cost control measures, showing our strong commitment to improving our profitability and delivering high-quality and sustainable development.

7

Total operating expenses were RMB1,163.3 million (US$160.1 million), compared with RMB1,361.8 million in the same period of 2023. Among which:

•	Selling and marketing expenses were RMB242.5 million (US$33.4 million), compared with RMB217.3 million in the same period of 2023. The year-over-year increase was mainly due to the increase of share-based compensation.

•	General and administrative expenses were RMB484.9 million (US$66.7 million), compared with RMB550.0 million in the same period of 2023. The decrease was mainly due to the decrease of credit loss, resulting from our improved business quality.

•	Research and development expenses were RMB435.9 million (US$60.0 million), increased from RMB409.3 million in the same period of 2023, which was mainly due to the share-based compensation.

Operating loss was RMB551.7 million (US$75.9 million), compared with operating loss of RMB961.0 million in the same period of 2023.

Net loss was RMB717.3 million (US$98.7 million), significantly decreased compared with net loss of RMB1,107.1 million in the same period of 2023. The improvement was mainly due to decrease in operating loss, as well as the fluctuation of foreign exchange.

Non-GAAP net loss was RMB518.4 million (US$71.3 million), significantly decreased compared with net loss of RMB727.4 million in the same period of 2023.

Non-GAAP EBITDA turned profit and arrived at RMB93.8 million (US$12.9 million), compared with RMB-191.9 million in the same period of 2023. Non-GAAP EBITDA margin was 2.6% in the first half of 2024, compared with -5.2% in the same period of 2023. Excluding loss or gain on disposal of property and equipment, normalized Non-GAAP EBITDA was RMB70.0 million (US$9.6 million), improved from RMB-170.3 million in the same period of 2023. Normalized Non-GAAP EBITDA margin was 1.9%, compared with -4.6% in the same period of 2023.

Basic and diluted net loss per share was RMB0.20 (US$0.03), compared with RMB0.31 in the same period of 2023.

LIQUIDITY AND CAPITAL RESOURCES

Our sources of liquidity primarily consist of net proceeds from the sale and issuance of our shares, including the net proceeds we received from our US IPO and follow-on offering in 2020, and proceeds from financing facilities such as bank loans and related party loans, which have historically been sufficient to meet our working capital and capital expenditure requirements. Our cash and cash equivalents consist of cash on hand and time deposits placed with banks that have original maturities of less than three months and are unrestricted as to withdrawal or use, subject to any restrictions imposed by applicable laws and regulations, including restrictions on foreign exchange and the ability to transfer cash between entities, across borders and to U.S. investors.

8

As of June 30, 2024, substantially all of our cash and cash equivalents were located in the Mainland China and Hong Kong. In the long term, we intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities.

As of June 30, 2024, our cash and cash equivalents amounted to RMB1,837.8 million (US$252.9 million), representing a decrease of 18.5% from RMB2,255.3 million of December 31, 2023.

FOREIGN EXCHANGE EXPOSURE

We transact a majority of our business in RMB, and have transactional currency exposures. Certain of our bank balances, other receivables, and accruals and other payables are dominated in foreign currencies and are exposed to foreign currency risk. We currently do not have a foreign currency hedging policy. However, our management monitors foreign exchange exposure and will consider appropriate hedging measures in the future should the need arise.

GEARING RATIO

Gearing ratio is calculated by dividing the sum of bank loans, loans from related parties and lease liabilities by total equity and multiplied by 100%. As of June 30, 2024, the gearing ratio of the Group was 66.0% (as of December 31, 2023: 36.2%).

MATERIAL INVESTMENTS

As of June 30, 2024, the Group did not hold any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of June 30, 2024). As of June 30, 2024, the Group did not have any future plans for material investments and capital assets.

9

CONTINGENT LIABILITIES

As of June 30, 2024, the Group did not have any material contingent liabilities.

MATERIAL ACQUISITION AND DISPOSALS

The Group did not conduct any material acquisitions and disposals of subsidiaries, consolidated affiliated entities, associates, and joint ventures during the Reporting Period.

EMPLOYEES AND REMUNERATION POLICIES

The Company had 11,311 employees as of June 30, 2024, most of whom were located in China, and the rest were located overseas. The following table sets forth a breakdown of our employees by function:

Function	Number of Employees	Percentage
Research and development	1,186	10.5%
Sales and marketing	345	3.1%
General and administrative	648	5.7%
Solution development and services	9,132	80.7%

Total	11,311	100.0%

Our success depends on our ability to attract, retain and motivate qualified personnel, and we believe that our high-quality talent pool is one of the core strengths of our Company. We adopt high standards and strict procedures in our recruitment, including campus recruitment, online recruitment, internal recommendation and recruitment through executive search, to satisfy our demands for different types of talents.

We provide regular and specialized trainings tailored to the needs of our employees in different departments. Our employees can also improve their skills through our development of solutions for our customers and mutual learning among colleagues. New employees will receive pre-job training and general training.

We offer competitive compensations for our employees. Besides, we regularly evaluate the performance of our employees and reward those who perform well with higher compensations or promotion.

As required by PRC laws and regulations, we participate in various employee social security schemes organized by municipal and provincial governments, including pension, maternity insurance, unemployment insurance, work-related injury insurance, health insurance and housing provident fund. We are required under PRC laws and regulations to make contributions to employee social security schemes at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

10

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders of the Company and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

During the Reporting Period, we have fully complied with all the code provisions of the Corporate Governance Code set forth in Appendix C1 to the Rules Governing the Listing of Securities (the “Hong Kong Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

Compliance with the Model Code

The Company has adopted an Insider Dealing Policy (the “Insider Dealing Policy”) with terms no less exacting than that of the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Hong Kong Listing Rules (the “Model Code”), as its own securities dealing code to regulate all dealings by Directors, officers and employees of the Company.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Insider Dealing Policy and the Model Code during the Reporting Period.

Purchase, Sale or Redemption of the Company’s Listed Securities

During the Reporting Period, neither the Company nor any of its subsidiaries has purchased, sold, or redeemed any of the Company’s listed securities (including sale of treasury shares (as defined under the Hong Kong Listing Rules)).

As of June 30, 2024, there were no treasury shares (as defined under the Hong Kong Listing Rules) held by the Company.

Material Litigation

The Company was not involved in any material litigation or arbitration during the Reporting Period which may have a material adverse effect on the Group’s operation. The Directors are also not aware of any such material litigation or claims that were pending or threatened against the Group during the Reporting Period.

AUDIT COMMITTEE

The Audit Committee comprises three independent non-executive Directors, being Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan, with Mr. Yu Mingto (being one of the independent non-executive Directors with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited condensed consolidated financial statements for the six months ended June 30, 2024. The Audit Committee has agreed on the accounting policies and practices adopted by the Company and discussed matters with respect to financial reporting matters with senior management members of the Company.

11

SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

On August 20, 2024, Beijing Kingsoft Cloud Network Technology Co., Ltd. and CMB Financial Leasing Co., Ltd. entered into the finance lease framework agreement, pursuant to which CMB Financial Leasing Co., Ltd. (as lessor) agreed to provide finance lease service to Beijing Kingsoft Cloud Network Technology Co., (and/or its subsidiaries) (as lessee(s)) by way of sale and leaseback with the aggregate amount of finance lease principal not exceeding RMB300 million during the term of the finance lease framework agreement. For details, please refer to the announcement of the Company dated August 20, 2024.

Save as disclosed in this announcement, no important events affecting the Group occurred since June 30, 2024 and up to the date of this announcement.

INTERIM DIVIDEND

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2024.

SAFE HARBOR STATEMENT

This interim results announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements included in this preliminary results announcement are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

FINANCIAL INFORMATION

The Board announces the unaudited condensed consolidated financial statements for the six months ended June 30, 2024, with the comparative figures for the corresponding period in 2023 as follows:

12

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the six months ended June 30,
	Notes	2023	2024	2024
		RMB	RMB	US$
Revenues:
Public cloud services	3	2,313,183	2,421,912	333,266
Enterprise cloud services	3	1,385,152	1,245,400	171,373
Others	3	1,468	152	21

Total revenues		3,699,803	3,667,464	504,660

Cost of revenues		(3,299,012)	(3,055,864)	(420,501)

Gross profit		400,791	611,600	84,159
Operating expenses:
Selling and marketing expenses		(217,306)	(242,460)	(33,364)
General and administrative expenses		(550,042)	(484,944)	(66,731)
Research and development expenses		(409,290)	(435,922)	(59,985)
Impairment of long-lived assets		(185,135)	–	–

Total operating expenses		(1,361,773)	(1,163,326)	(160,080)

Operating loss		(960,982)	(551,726)	(75,921)
Interest income		39,636	18,315	2,520
Interest expense		(58,234)	(110,480)	(15,203)
Foreign exchange loss		(151,422)	(49,736)	(6,843)
Other loss, net	3	(19,787)	(16,036)	(2,207)
Other income (expense), net	3	50,067	(16,151)	(2,222)

Loss before income taxes		(1,100,722)	(725,814)	(99,876)
Income tax (expense) benefit	5	(6,371)	8,480	1,167

Net loss		(1,107,093)	(717,334)	(98,709)
Less: net loss attributable to non-controlling interests		(760)	(4,748)	(653)

Net loss attributable to Kingsoft Cloud Holdings Limited		(1,106,333)	(712,586)	(98,056)

13

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the six months ended June 30,
	Notes	2023	2024	2024
		RMB	RMB	US$
Net loss per share:
Basic and diluted	6	(0.31)	(0.20)	(0.03)
Shares used in the net loss per share computation:
Basic and diluted	6	3,547,111,168	3,632,583,338	3,632,583,338
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments		208,781	20,174	2,776

Comprehensive loss		(898,312)	(697,160)	(95,933)

Less: Comprehensive loss attributable to Non-controlling interests		(775)	(4,817)	(663)

Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders		(897,537)	(692,343)	(95,270)

14

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		Dec 31,	Jun 30,	Jun 30,
		2023	2024	2024
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		2,255,287	1,837,757	252,884
Restricted cash		234,194	258,647	35,591
Accounts receivable, net	4	1,529,915	1,680,965	231,308
Prepayments and other assets		1,812,692	2,150,626	295,935
Amounts due from related parties		266,036	373,059	51,335

Total current assets		6,098,124	6,301,054	867,053

Non-current assets:
Property and equipment, net		2,186,145	3,882,522	534,253
Intangible assets, net		834,478	748,537	103,002
Goodwill		4,605,724	4,605,724	633,769
Prepayments and other assets		870,781	518,929	71,407
Equity investments		259,930	247,176	34,013
Amounts due from related parties		56,264	12,264	1,688
Operating lease right-of-use assets		158,832	144,754	19,919

Total non-current assets		8,972,154	10,159,906	1,398,051

Total assets		15,070,278	16,460,960	2,265,104

LIABILITIES, NON-CONTROLLING INTEREST, AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	8	1,805,083	1,980,088	272,469
Accrued expenses and other liabilities		2,838,085	2,938,720	404,381
Short-term bank loans		1,110,896	1,385,769	190,688
Income tax payable		63,961	59,185	8,144
Amounts due to related parties		931,906	1,070,842	147,353
Current operating lease liabilities		78,659	47,827	6,581

Total current liabilities		6,828,590	7,482,431	1,029,616

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UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Dec 31, 2023	Jun 30, 2024	Jun 30, 2024
	RMB	RMB	US$
Non-current liabilities:
Long-term bank loans	100,000	197,352	27,157
Amounts due to related parties	40,069	1,052,160	144,782
Deferred tax liabilities	142,565	108,503	14,931
Other liabilities	634,803	848,825	116,802
Non-current operating lease liabilities	78,347	69,903	9,619

Total non-current liabilities	995,784	2,276,743	313,291

Total liabilities	7,824,374	9,759,174	1,342,907

Shareholders’ equity:
Ordinary shares	25,443	25,688	3,535
Treasury shares	(208,385)	(208,385)	(28,675)
Additional paid-in capital	18,811,028	18,969,913	2,610,347
Statutory reserves funds	21,765	21,765	2,995
Accumulated deficit	(12,315,041)	(13,027,627)	(1,792,661)
Accumulated other comprehensive income	555,342	575,585	79,203

Total Kingsoft Cloud Holdings Limited shareholders’ equity	6,890,152	6,356,939	874,744
Non-controlling interests	355,752	344,847	47,453

Total equity	7,245,904	6,701,786	922,197

Total liabilities, non-controlling interests and shareholders’ equity	15,070,278	16,460,960	2,265,104

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Net cash used in operating activities	(206,157)	(170,167)	(23,415)
Net cash generated from (used in) investing activities	576,486	(1,823,846)	(250,970)
Net cash (used in) generated from financing activities	(118,773)	1,636,046	225,127
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	37,805	(35,110)	(4,831)

Net increase (decrease) in cash, cash equivalents, and restricted cash	289,361	(393,077)	(54,089)
Cash, cash equivalents, and restricted cash at beginning of period	3,533,726	2,489,481	342,564

Cash, cash equivalents, and restricted cash at end of period	3,823,087	2,096,404	288,475

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	CORPORATE INFORMATION

Kingsoft Cloud Holdings Limited (the “Company”) is an exempted company with limited liability incorporated in the Cayman Islands on January 3, 2012. The Company and its subsidiaries (including the Company’s subsidiaries, its variable interest entities (the “VIEs”), and subsidiaries of its VIEs) are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the provision of cloud services. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, VIEs, and subsidiaries of its VIEs, which are located in the mainland China, Hong Kong, Japan and the United States (the “U.S.”).

The Company completed its IPO and follow-on offering on Nasdaq in May and September 2020, respectively and completed its listing by way of introduction on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in December 2022.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information. These financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosure normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The unaudited condensed consolidated financial statements and related notes are presented in RMB and all values are rounded to the nearest thousand (RMB’000’) except when otherwise indicated.

(b)	Going concern consideration

The Group’s unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the consolidated financial statements.

As of June 30, 2024, the Group had an accumulated deficit and net current liabilities of RMB13,027,627 (US$1,792,661) and RMB1,181,377 (US$162,563), respectively. The Group has primarily funded the operations through revenue generated from contracts with customers, equity financing, and proceeds from financing facilities such as bank loans and related party loans.

In view of such circumstance, management has given careful consideration to the liquidity of the Group and its available sources of financing in assessing whether the Group will have sufficient financial resources to continue as a going concern. As of June 30, 2024, the Group had cash, cash equivalents, and restricted cash of RMB2,096,404 (US$288,475). In addition, the Group had existing credit facilities available from Xiaomi Group and banks.

Based on above, management believes that the going concern basis of preparation is supported. Therefore, the unaudited condensed consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Group be unable to continue as a going concern.

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(c)	Principles of consolidation

The condensed consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, the VIEs, and subsidiaries of the VIEs for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

(d)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions reflected in the Group’s unaudited condensed consolidated financial statements include, but are not limited to, allowance for credit losses for accounts receivable, contract assets and amounts due from related parties, measurement of operating and finance lease right-of-use assets and lease liabilities, impairment of long-lived assets, impairment of goodwill, useful lives of long-lived assets, realization of deferred tax assets, uncertain tax positions, share-based compensation expense, the fair value of equity investments and standalone selling prices of performance obligation of revenue contracts. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

(e)	Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.2672 per US$1.00 on June 30, 2024 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)	Segment reporting

In accordance with ASC 280-10, Segment Reporting: Overall (“ASC 280”), the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for purposes of internal reporting. A majority of the Group’s revenues were generated from the mainland China and a majority of the long-lived assets of the Group are located in the mainland China, and therefore, no geographical segments are presented.

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3.	REVENUES, OTHER GAIN (LOSS), NET AND OTHER INCOME, NET

The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

	For the six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Public cloud services recognized over time	2,313,183	2,421,912	333,266

Enterprise cloud services:
Recognized at a point in time	371,724	224,510	30,894
Recognized over time	1,013,428	1,020,890	140,479

	1,385,152	1,245,400	171,373

Others:
Recognized over time	1,468	152	21

	3,699,803	3,667,464	504,660

The following table presents the Group’s other loss, net:

	For the six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Gross unrealized loss (including impairment) on equity investments held	(5,063)	(16,026)	(2,206)
Share of losses from equity method investments	(291)	(10)	(1)
Changes in fair value of purchase consideration in a business acquisition	(14,433)	–	–

	(19,787)	(16,036)	(2,207)

The following table presents the Group’s other income (expense), net:

	For the six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Government grants	69,240	4,735	652
Income from ADS Reimbursement	5,351	3,658	503
Value added tax transferred out	(16,894)	(19,588)	(2,695)
Others	(7,630)	(4,956)	(682)

	50,067	(16,151)	(2,222)

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4.	ACCOUNTS RECEIVABLE, NET

	As at
	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB (unaudited)	US$ (unaudited)
Accounts receivable	1,554,658	1,736,006	238,882
Allowance for credit losses	(24,743)	(55,041)	(7,574)
Accounts receivable, net	1,529,915	1,680,965	231,308

An ageing analysis of the trade receivables as at the end of the Reporting Period, based on the past due date and net of provisions, is as follows:

	As at
	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB (unaudited)	US$ (unaudited)
Not yet due	887,613	1,135,903	156,305
Within 3 months	186,175	260,398	35,832
Between 4 months and 6 months	126,223	125,250	17,235
Between 7 months and 1 years	188,533	80,704	11,105
More than 1 year	141,371	78,710	10,831
Accounts receivable, net	1,529,915	1,680,965	231,308

5.	TAXATION

(a)	Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the periods presented, the Group did not make any provisions for Hong Kong profit tax as the Group did not generate any assessable profits arising in Hong Kong at the end of each reporting period. Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Mainland China

The Group’s mainland China entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Certain subsidiaries of the Group being qualified as a High New Technology Enterprise (“HNTE”) are entitled to the preferential income tax rate of 15%. Dividends, interests, rent or royalties payable by the Group’s mainland China entities to non-resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

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Loss before income taxes consists of:

	For the six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Mainland China	(1,096,591)	(658,911)	(90,669)
Non-mainland China	(4,131)	(66,903)	(9,207)
	(1,100,722)	(725,814)	(99,876)

The current and deferred components of income tax expense appearing in the unaudited condensed consolidated statements of comprehensive loss (gain) are as follows:

	For the six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Current income tax expense	26,340	25,584	3,520
Deferred income tax benefit	(19,969)	(34,064)	(4,687)
Income tax expense (benefit)	6,371	(8,480)	(1,167)

6.	LOSS PER SHARE

Basic and diluted loss per share during the periods are calculated as follows:

	For the six months ended June 30,
	2023	2024
	RMB	RMB
Numerator:
Net loss attributable to ordinary shareholders – basic and diluted	(1,106,333)	(712,586)

Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	3,547,111,168	3,632,583,338

Basic and diluted loss per share	(0.31)	(0.20)

For the six months ended June 30, 2024 and 2023, the effects of all options and awarded shares were excluded from the computation of diluted loss per share for the periods as their effects would be anti-dilutive.

7.	DIVIDENDS

No dividend was declared by the Company during the six months ended June 30, 2024 and 2023.

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8.	ACCOUNTS PAYABLE

An ageing analysis of the accounts payable as at the end of the Reporting Period, based on the invoice date, is as follows:

	As at
	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
		(unaudited)	(unaudited)
Within 3 months	554,386	684,507	94,191
Between 4 months and 1 year	533,377	396,525	54,564
More than 1 year	717,320	899,056	123,714
	1,805,083	1,980,088	272,469

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Hong Kong Stock Exchange ( www.hkexnews.hk) and the Company ( ir.ksyun.com). The interim report for the six months ended June 30, 2024 will be made available for review on the same websites in due course and be dispatched to the Company’s shareholders, if necessary.

By order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Executive Director, Vice Chairman of the Board and acting Chief Executive Officer

Hong Kong, August 20, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director and Mr. Feng Honghua as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.

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